INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

June 29, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File No. 812-21719 (the “Registrant”) on behalf of the Perimeter Small Cap Value Fund

This letter summarizes the comments provided by Mr. Bo Howell of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 22, 2012, regarding Post-Effective Amendment No. 246 to the Registrant’s Form N-1A registration statement with respect to the Perimeter Small Cap Value Fund series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 263 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fee and Expense Table

1.  Please include, as an exhibit to the Amendment, a copy of the fee waiver agreement between the Fund and its investment adviser that is referenced in the footnote to the fee and expense table.

Response:  The Fund has included a copy of the fee waiver agreement with its investment advisor, Perimeter Capital Management LLC (the “Adviser”), as an exhibit to the Amendment.

2. Please confirm whether the estimated acquired fund fees and expenses are anticipated to be greater than one basis point and if yes, include in the Fee and Expense Table.

Response: Although the Fund may invest in ETFs, it is estimated that the expenses of these funds (acquired fund fees and expenses) will be less than one basis point and therefore the Fund has not included a line item for acquired fund fees and expenses in the Fees and Expense Table.

Principal Investment Strategies

3.  Please state whether the Fund’s policy of investing 80 percent of its assets in equity securities will include the value of any derivatives positions.

Response:  In order to address this comment, the Fund has determined not to adopt a policy providing that it will invest 80% of its assets in equity securities.  The Fund notes its position that it is not required to adopt such a policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, because the Fund’s name does not suggest that it will invest in a particular type of investment (in this case, equity securities).

4.  If the Fund’s derivatives positions will count towards the Fund’s 80 percent policy, please confirm that the notional values of those positions will not be used to satisfy that policy.

Response:  The Fund’s derivatives positions will not count towards the Fund’s 80 percent policy.

5.  Please acknowledge that the Fund has considered the staff’s letter to the Investment Company Institute dated July 30, 2010 regarding derivatives-related disclosures by investment companies (the “ICI Derivatives Letter”).

Response:  The Fund has considered the ICI Derivatives Letter in connection with preparing its derivatives-related disclosures in the Amendment.

Management of the Fund

Prior performance for Similar Accounts Managed by the Adviser

6. Confirm whether the Adviser managed a registered investment company with a similar investment strategy during the dates of the composite of performance.

Response:  The Adviser confirms that it did not manage a registered investment company with a similar investment strategy during the dates of the composite performance provided in the Prospectus.

7. Confirm whether the “Net Returns” of the composite have been restated using the Fund’s expenses.  If not, revise the statement to make clearer.

Response:  The “Net Returns” are net of fees and expenses of the composite and not restated using the Fund’s expense cap.  The footnote has been revised as follows:

*The actual fees and expenses of the Perimeter U.S. Small Cap Value Composite are lower than the anticipated operating expenses of the Fund and, accordingly, the performance results of the composite are greater than the Fund’s performance would have been for the same periods. (emphasis added)

8. Provide a brief description of the difference between the GIPS performance calculation and the SEC method of calculating performance.

Response:  The following has been added to the section:

The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows.  The SEC standardized total return is a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges.

9. The last paragraph provides the management fee schedule.  Please provide disclosure that clearly states that these fees apply to the composite and not the Fund.

Response:  The following has been added to the section for clarification:

The management fee schedule for the Perimeter U.S. Small Cap Value Composite is as follows: for the first $25 million, 100 basis points; on the next $75 million, 90 basis points; and amounts over $100 million, 80 basis points.  (emphasis added)

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

10.  Please confirm that the Fund’s fundamental policy on concentration will apply to its investments in a particular industry or group of industries.

Response:  The Fund confirms that its fundamental policy on concentration will apply to its investments in a particular industry or group of related industries.

Management of the Fund

Compensation

11.  Please confirm that the number of funds listed in the table is current for the heading “Total Compensation from Trust (32 Funds) Paid to Trustees”.

Response:  The Fund confirms that the above-referenced table has been updated to include the current number of portfolios in the Trust from which the Trustees’ compensation is paid.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360

4